EXHIBIT 99.1

News Release

For Immediate Release 26-25-TR	Date: October 28, 2026

Teck Reports Unaudited Third Quarter Results for 2026

Sustained operating performance and record copper prices support robust third quarter results

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited third quarter results for 2026.

“Our third quarter results showcase the underlying strength of our business, with increased production, disciplined execution and record copper prices driving strong financial performance and cash generation,” said Jonathan Price, President and CEO. “Across our copper business, we increased production, lowered unit costs and delivered strong margin growth, while our zinc business continued to contribute meaningful cash flow generation. This was achieved while simultaneously dealing with severe weather events across our copper operations, prioritizing the safety of our people while maintaining solid operating performance. These results further demonstrate the strong foundation from which we are advancing toward completion of the planned merger with Anglo American.”

Highlights

•	Adjusted EBITDA[1] of $2.3 billion in Q3 2026 was $1.1 billion or 97% higher than the same period last year, driven primarily by significantly higher copper and zinc prices, higher by-product revenues and lower smelter processing charges. Our profit before taxes was $2.3 billion in Q3 2026, due to the reasons noted above combined with an impairment reversal at our Trail Operations.
•	Adjusted profit attributable to shareholders[1] in Q3 2026 was $923 million, or $1.88 per share, compared with $372 million, or $0.76 per share, in the same period last year. Profit attributable to shareholders was $1.6 billion or $3.24 per share.
•	We generated significant cash flow from operations of $1.6 billion, which increased our net cash[1] position by $655 million in Q3 2026.
•	Our liquidity as at September 30, 2026 was $10.9 billion, including $6.7 billion of cash.
•	Our copper segment generated gross profit before depreciation and amortization[1] of $1.6 billion in Q3 2026 compared with $740 million in the same period last year, primarily driven by record copper prices, which averaged US$6.40 per pound in Q3 2026. Strong cost performance and lower smelter processing charges reduced copper net cash unit costs[1] to US$1.77 per pound in Q3 2026 compared with US$2.09 per pound in the same period last year. Gross profit from our copper segment was $1.2 billion in Q3 2026.
•	Copper production volumes of 115,700 tonnes were 11% higher than the same period last year with production increases across all of our copper operations, except Carmen de Andacollo, where production decreased as a result of extreme weather conditions, which caused an extended shutdown of the operation. Despite the impact of severe weather conditions and the resulting impact on mining conditions in the quarter, QB produced 47,200 tonnes of copper in Q3 2026.
•	Our zinc segment generated gross profit before depreciation and amortization[1] of $638 million in Q3 2026, compared with $454 million in the same period last year driven by higher commodity prices and our continued focus on cash flow generation through our optimized feed strategy at our Trail Operations, which also resulted in a pre-tax impairment reversal of $888 million. Gross profit from our zinc segment was $465 million in Q3 2026. Red Dog zinc in concentrate sales volumes of 246,700 tonnes, were within our previously disclosed guidance range for Q3.
1	Teck Resources Limited 2026 Third Quarter News Release

•	Our 2026 annual copper net cash unit cost[1] guidance has been reduced as a result of strong by-product pricing year-to-date. Our 2026 annual zinc total cash unit cost[1] and net cash unit cost[1] guidance has also been reduced as a result of strong cost performance and pricing for by-products.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

2	Teck Resources Limited 2026 Third Quarter News Release

Financial Summary Q3 2026

Financial Metrics (CAD$ in millions, except per share data)	Q3 2026	Q3 2025
Revenue	$4,517	$3,385
Gross profit	$1,688	$660
Gross profit before depreciation and amortization[1]	$2,220	$1,194
Profit before taxes	$2,276	$289
Adjusted EBITDA[1]	$2,305	$1,171
Profit attributable to shareholders	$1,592	$281
Adjusted profit attributable to shareholders[1]	$923	$372
Basic earnings per share	$3.24	$0.58
Diluted earnings per share	$3.24	$0.57
Adjusted basic earnings per share[1]	$1.88	$0.76
Adjusted diluted earnings per share[1]	$1.88	$0.76

Key Updates

Teck and Anglo American plc Merger of Equals

•	Teck and Anglo American continue to work collaboratively toward securing the required approvals. The transaction continues to progress as planned and remains on track to close within the originally stated 12–18 months from the date of the announcement.

•	Integration planning continues to advance, with a focus on Day 1 readiness, maintaining safe and reliable operations, and ensuring business continuity while preparing the combined company to realize the strategic and operational benefits of the transaction. Significant progress has been made, including establishing the future executive leadership team, defining the operating model, and advancing integration plans.

•	Consistent with this progress, Teck and Anglo American announced the composition of the future Executive Leadership Team on July 30, 2026, with these appointments taking effect immediately upon completion of the Merger.

•	The combination is expected to deliver annual pre-tax synergies of approximately US$800 million, with approximately 80% expected to be realized on a run-rate basis by the end of the second year following completion. Beyond these integration synergies, Anglo Teck will work with key stakeholders and partners to optimize the value of the adjacent Collahuasi and Quebrada Blanca assets, creating the potential for approximately US$1.4 billion (100% basis) of average annual underlying EBITDA[2] uplift from 2030 through 2049. The combination of QB and Collahuasi offers shareholders of both operations the fastest route to material copper growth at the lowest risk and capital intensity, while delivering superior returns relative to standalone alternatives and preserving future expansion opportunities at both operations. Together, the Merger will create a leading global mining company with enhanced scale, significant exposure to copper and other future-facing commodities, and a strong platform for long-term value creation and multi-decade copper growth.

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~~•~~	We expect that the Merger will close approximately 11 trading days following the satisfaction or waiver of the last condition precedent to the Merger’s closing (other than conditions that cannot be satisfied until the closing of the Merger).

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	This is a non-GAAP financial measure. See the Management Proxy Circular for the special meeting of shareholders of Teck Resources Limited held on December 9, 2025, filed under Teck's profile on SEDAR+ (www.sedarplus.ca) for further information.

QB Action Plan Update and Q3 Performance

•	Following strong performance in July, severe weather in August, including heavy snowfall and high winds, caused intermittent power outages at site, resulting in shutdowns of the concentrator, dewatering systems and other equipment. These disruptions, combined with wet mining conditions, reduced access to planned higher-grade ore and impacted mine productivity into September. Consistent with the mine plan, operations have been primarily focused in one phase of the mine, limiting operational flexibility. As the mine plan advances and multiple mining faces are increasingly open through Q4 2026 and into 2027, operational flexibility and ore sourcing optionality are expected to increase, improving reliability and resilience to severe weather conditions.

•	QB successfully completed a planned maintenance shutdown in September, with no further planned shutdowns for the remainder of 2026, supporting continued operational performance for the remainder of the year.

•	As a result of the impact of severe weather conditions in the quarter, QB copper production of 47,200 tonnes in Q3 2026, was lower than production of 55,800 tonnes in the second quarter of 2026. Copper production in Q3 2026 was higher than the 39,600 tonnes produced in the same period last year due to 20 days of downtime in September 2025 required to raise the tailings dam crest.

•	Throughput was strong in July but was affected by weather-related disruptions in August and wet material in September, noted above, averaging 117,000 tonnes per day in Q3 2026. Recoveries were 81.1% in the quarter, lower than Q2 2026, due to wet material and higher clays as a result of limited feed optionality while mine access was constrained. Work is continuing on recovery performance improvements. Grades averaged 0.55% in Q3 2026, lower than planned due to weather-related constraints on access to higher-grade ore.

•	Despite the impact of severe weather conditions in the third quarter, our annual 2026 copper production guidance for QB of 200,000 to 235,000 tonnes is unchanged.

•	Q3 2026 molybdenum production at QB was 600 tonnes, higher than the 480 tonnes produced in the same period last year but lower than the 840 tonnes produced in Q2 2026. Production was affected by the same operational factors impacting copper production during the quarter.

•	QB net cash unit costs[1] of US$2.48 per pound in the third quarter decreased significantly compared to US$2.91 per pound in the same period last year, primarily driven by lower transportation costs due to the shiploader not being in service in Q3 2025, as well as higher sales volumes and by-product credits. QB net cash unit costs[1] in Q3 were higher than Q2 2026 net cash unit costs[1] of US$1.83 per pound due to lower copper sales volumes and lower by-product credits.

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•	Q3 2026 marked the fourth consecutive quarter with no TMF-related concentrator downtime and we achieved our highest monthly sand deposition rate in July, reflecting continued progress in TMF development and operational reliability. Work to further improve deposition performance is ongoing through construction of the secondary cyclone station, with commissioning expected in Q1 2027.

•	As previously disclosed, and consistent with our QB Action Plan, we have advanced material placement planned for 2027 into 2026 and commenced construction of Rock Bench 6 in Q3 2026. Advancing this work enables installation of the permanent TMF pipeline infrastructure, which commenced in October. Once installation is complete, the permanent TMF pipeline infrastructure will mechanically raise the tailings pipeline, supporting more efficient and optimized TMF performance to enable achievement of steady-state operations. Completion of Rock Bench 6 construction and installation of the permanent TMF pipeline infrastructure is expected in Q1 2027.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Safety and Sustainability Leadership

•	We were saddened by a fatality on October 27, 2026 at the Antamina mine, our joint venture with BHP, Glencore and Mitsubishi. Teck is fully participating in the Antamina led investigation and learnings will be shared across our company and industry.

•	Our annual High-Potential Incident (HPI) frequency rate improved to 0.06 in Q3 2026, remaining in line with the 2025 year-end rate, which represented Teck's equal-best annual performance.

•	On October 7, 2026, Teck announced that it had been named to the Forbes World’s Top Companies for Women 2026 list for the second time, recognizing organizations that are highly rated by women employees and demonstrate a commitment to advancing women in the workplace.

Guidance

•	Our guidance, which is outlined in summary below and our usual guidance tables, including 2027–2028 production guidance, can be found on pages 30–33 of Teck’s third quarter results for 2026 at the link below.

•	Our previously disclosed 2026 annual production guidance is unchanged, including for QB despite severe weather impacts in Q3 2026. As a result of strong operational performance through September 30, 2026, we expect our 2026 annual production to be towards the high end of our previously disclosed guidance ranges for copper production at HVC, zinc in concentrate production at Red Dog and refined zinc production at Trail. As a result of the significant impact of extreme weather conditions in Q3 at Carmen de Andacollo, we expect our 2026 annual copper production to be at the low end of our previously disclosed guidance.

•	As a result of strong year-to-date by-product pricing, we have reduced our 2026 annual copper net cash unit cost[1] guidance to US$1.80–$2.00 per pound compared to our previously disclosed guidance range of US$1.85–$2.20 per pound.

•	We have also reduced our 2026 annual zinc total cash unit cost[1] guidance to US$0.70–$0.80 per pound, compared to our previously disclosed guidance of US$0.80–$0.90 per pound, and our 2026 annual zinc net cash unit cost[1] guidance to US$0.30–$0.40 per pound, compared to our previously disclosed guidance of US$0.65–$0.75 per pound, due to strong year-to-date cost performance and by-product pricing.

5	Teck Resources Limited 2026 Third Quarter News Release

•	As previously disclosed, we are advancing construction of Rock Bench 6 at the QB TMF, which was not included in our 2026 annual capital expenditure guidance, and as a result, we expect our 2026 annual sustaining capital expenditures to be in the top half of our previously disclosed guidance range of $1.3–$1.5 billion. The year-to-date increase in diesel costs has directly impacted our capitalized stripping costs and we expect our 2026 annual capitalized stripping expenditures to be at the high end of our previously disclosed guidance range of $455–$560 million.

•	The Red Dog shipping season commenced on July 12, 2026 and is expected to be completed by early November 2026. We expect sales of zinc in concentrate at Red Dog to be in the range of 65,000 to 75,000 tonnes in the fourth quarter of 2026, reflecting the normal seasonality of Red Dog sales.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

2026 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	455 – 530
Zinc (000’s tonnes)	410 – 460
Refined zinc (000’s tonnes)	190 – 230
Sales Guidance – Q4 2026
Red Dog zinc in concentrate sales (000’s tonnes)	65 – 75
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.80 – 2.00
Zinc net cash unit costs (US$/lb.)[1]	0.30 – 0.40

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Click here to view Teck’s full third quarter results for 2026.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2026 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on October 29, 2026. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

REFERENCE

Edwin Shadeo, Acting Vice President, Investor Relations and Treasurer: +1 604.699.4531

Dale Steeves, Director, External Communications: +1 236.987.7405

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USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

7	Teck Resources Limited 2026 Third Quarter News Release

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Total debt – Total debt is the sum of debt plus lease liabilities, including the current portions of debt and lease liabilities.

Net debt (cash) – Net debt (cash) is total debt, less cash and cash equivalents. Net cash is the amount by which our cash balance exceeds our total debt balance.

8	Teck Resources Limited 2026 Third Quarter News Release

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2026	2025	2026	2025

Profit attributable to shareholders	$1,592	$281	$3,265	$857
Add (deduct) on an after-tax basis:
Asset impairment reversal	(667)	—	(667)	—
QB variable consideration to Codelco	19	34	77	(16)
Environmental costs	(40)	33	(18)	31
Share-based compensation	22	13	69	33
Commodity derivatives	34	(36)	69	(59)
Tax items	(130)	—	(130)	(82)
Integration and other	93	47	64	98
Adjusted profit attributable to shareholders	$923	$372	$2,729	$862

Basic earnings per share	$3.24	$0.58	$6.66	$1.73
Diluted earnings per share	$3.24	$0.57	$6.64	$1.72
Adjusted basic earnings per share	$1.88	$0.76	$5.57	$1.74
Adjusted diluted earnings per share	$1.88	$0.76	$5.55	$1.73

9	Teck Resources Limited 2026 Third Quarter News Release

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2026	2025	2026	2025

Basic earnings per share	$3.24	$0.58	$6.66	$1.73
Add (deduct):
Asset impairment reversal	(1.36)	—	(1.36)	—
QB variable consideration to Codelco	0.04	0.07	0.16	(0.03)
Environmental costs	(0.08)	0.07	(0.04)	0.06
Share-based compensation	0.04	0.03	0.14	0.07
Commodity derivatives	0.07	(0.07)	0.14	(0.12)
Tax items	(0.26)	—	(0.27)	(0.16)
Integration and other	0.19	0.08	0.14	0.19
Adjusted basic earnings per share	$1.88	$0.76	$5.57	$1.74

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2026	2025	2026	2025

Diluted earnings per share	$3.24	$0.57	$6.64	$1.72
Add (deduct):
Asset impairment reversal	(1.36)	—	(1.36)	—
QB variable consideration to Codelco	0.04	0.07	0.16	(0.03)
Environmental costs	(0.08)	0.07	(0.04)	0.06
Share-based compensation	0.04	0.03	0.14	0.07
Commodity derivatives	0.07	(0.07)	0.14	(0.12)
Tax items	(0.26)	—	(0.26)	(0.16)
Integration and other	0.19	0.09	0.13	0.19
Adjusted diluted earnings per share	$1.88	$0.76	$5.55	$1.73

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Reconciliation of Total Debt to Net Debt (Cash)

(CAD$ in millions)	September 30, 2026	December 31, 2025

Current portion of debt	$417	$403
Current portion of lease liabilities	175	169
Debt	3,422	3,501
Lease liabilities	772	789
Total debt	4,786	4,862

Less: cash and cash equivalents	(6,685)	(5,012)
Net debt (cash)	$(1,899)	$(150)

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2026	2025	2026	2025

Profit before taxes	$2,276	$289	$5,071	$864
Net finance expense	152	175	466	469
Depreciation and amortization	556	554	1,521	1,344
EBITDA	2,984	1,018	7,058	2,677

Add (deduct):
Asset impairment reversal	(888)	—	(888)	—
QB variable consideration to Codelco	31	58	128	(26)
Environmental costs	(38)	40	(9)	42
Share-based compensation	29	17	91	41
Commodity derivatives	47	(49)	96	(81)
Integration and other	140	87	110	167
Adjusted EBITDA	$2,305	$1,171	$6,586	$2,820

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Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2026	2025	2026	2025

Gross profit	$1,688	$660	$5,073	$1,667
Depreciation and amortization[1]	532	534	1,456	1,288
Gross profit before depreciation and amortization	$2,220	$1,194	$6,529	$2,955
Reported as:
Copper
Quebrada Blanca	$514	$178	$1,926	$580
Highland Valley Copper	559	189	1,671	564
Antamina	411	295	1,190	731
Carmen de Andacollo	99	78	364	240
Other	(1)	—	—	2
	1,582	740	5,151	2,117

Zinc
Trail Operations	169	54	630	176
Red Dog	462	390	721	646
Other	7	10	27	16
	638	454	1,378	838
Gross profit before depreciation and amortization	$2,220	$1,194	$6,529	$2,955

Note:

1.	Depreciation and amortization recognized in cost of sales.

12	Teck Resources Limited 2026 Third Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2026	20251	2026	2025

Revenue as reported	$2,449	$1,669	$8,054	$4,633
Less:
By-product revenue (A)	(199)	(237)	(732)	(583)
Smelter processing charges (B)	(46)	1	(79)	48
Adjusted revenue	$2,204	$1,433	$7,243	$4,098

Cost of sales as reported	$1,226	$1,314	$4,134	$3,607
Less:
Depreciation and amortization	(359)	(385)	(1,231)	(1,091)
Inventory write-down	(8)	—	(12)	(7)
Labour settlement charges	(4)	(15)	(25)	(40)
By-product cost of sales (C)	(19)	(44)	(68)	(110)
Adjusted cash cost of sales (D)	$836	$870	$2,798	$2,359
Payable pounds sold (millions) (E)	246.4	234.7	865.0	676.5

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$3.39	$3.71	$3.23	$3.49
Smelter processing charges (B/E)	(0.19)	—	(0.09)	0.07
Total cash unit costs – CAD$/pound	$3.20	$3.71	$3.14	$3.56
Cash margin for by-products – ((A – C)/E)	(0.73)	(0.82)	(0.76)	(0.70)
Net cash unit costs – CAD$/pound	$2.47	$2.89	$2.38	$2.86

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.40	$1.38	$1.39	$1.40

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.43	$2.69	$2.33	$2.49
Smelter processing charges	(0.14)	—	(0.06)	0.05
Total cash unit costs – US$/pound	$2.29	$2.69	$2.27	$2.54
Cash margin for by-products	(0.52)	(0.60)	(0.55)	(0.50)
Net cash unit costs – US$/pound	$1.77	$2.09	$1.72	$2.04

Note:

1.	Average period exchange rates are used to convert to US$ per pound equivalent.

13	Teck Resources Limited 2026 Third Quarter News Release

Copper Unit Cost Reconciliation, QB

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2026	2025	2026	2025

Revenue as reported	$2,449	$1,669	$8,054	$4,633
Less:
Highland Valley Copper revenue as reported	(793)	(459)	(2,432)	(1,322)
Antamina revenue as reported	(560)	(418)	(1,625)	(1,037)
Carmen de Andacollo revenue as reported	(163)	(157)	(603)	(486)
By-product revenue (A)	(89)	(72)	(346)	(145)
Smelter processing charges (B)	(1)	3	(2)	24
Adjusted revenue	$843	$566	$3,046	$1,667

Cost of sales as reported	$1,226	$1,314	$4,134	$3,607
Less: Highland Valley Copper cost of sales as reported	(297)	(381)	(975)	(1,046)
Less: Antamina cost of sales as reported	(223)	(195)	(663)	(497)
Less: Carmen de Andacollo cost of sales as reported	(86)	(106)	(317)	(329)
Less: Other cost of sales as reported	(1)	—	—	2
	$619	$632	$2,179	$1,737
Less:
Depreciation and amortization	(200)	(175)	(711)	(529)
Inventory write-down	—	—	—	(7)
Labour settlement charges	—	(14)	(14)	(39)
Adjusted cash cost of sales (D)	$419	$443	$1,454	$1,162
Payable pounds sold (millions) (E)	94.8	93.3	366.6	278.6

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$4.42	$4.75	$3.97	$4.17
Smelter processing charges (B/E)	(0.01)	0.03	(0.01)	0.09
Total cash unit costs – CAD$/pound	$4.41	$4.78	$3.96	$4.26

Cash margin for by-products – (A/E)	(0.94)	(0.77)	(0.95)	(0.52)
Net cash unit costs – CAD$/pound	$3.47	$4.01	$3.01	$3.74

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.40	$1.38	$1.39	$1.40

Per unit amounts – US$/pound
Adjusted cash cost of sales	$3.16	$3.45	$2.87	$2.98
Smelter processing charges	(0.01)	0.02	(0.01)	0.06
Total cash unit costs – US$/pound	$3.15	$3.47	$2.86	$3.04

Cash margin for by-products	(0.67)	(0.56)	(0.69)	(0.37)
Net cash unit costs – US$/pound	$2.48	$2.91	$2.17	$2.67

Notes:

1.	Average period exchange rates are used to convert to US$ per pound equivalent.

14	Teck Resources Limited 2026 Third Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; our expectations with respect to a disciplined execution of our business plans and enhanced integration across mine and plant activities; our ability to complete the Merger with Anglo American, including timing of completion, the ability to meet customary closing conditions and our ability to receive applicable approvals; our expectations with respect to the Merger with Anglo American and integration planning, including readiness, maintaining safe and reliable operations, and business continuity; our ability to achieve operational resilience and corporate synergies with Anglo American, including the potential synergies between QB and Collahuasi; our expectations with respect to the Strategic Investment Agreement with CGF and NRCan, including the ability to negotiate and execute definitive agreements, and the satisfaction of applicable approvals; our expectations regarding cost, timing and completion of HVC MLE; our expectations with respect to negotiating a new collective bargaining agreement with the United Steelworkers Union at HVC; our expectations with respect to our ability to continue operations and manage site activities as currently expected; the potential impact of the strike on production and previously issued guidance; our expectations regarding cost, timing and achievement of the QB Action Plan, including completion of TMF development initiatives, Rock Bench 6 and installation of remaining permanent tailings infrastructure and water management at QB to support steady state operations; our expectations with respect to improved recoveries at QB and achieve design rates in the mine, concentrator and molybdenum plant; the continued consistent production and future optimization of our QB operations; the occurrence and length of any potential downtime at our operations; our expectations with respect to operations at Carmen de Andacollo; our expectations with respect to the impact from the severe winter storms and adverse weather conditions affecting Chile and HVC, including impacts on Teck's operations and guidance; our expectations with respect to the resumption of full operations at Carmen de Andacollo; our expectations with respect to Teck's updated operating strategy and production at Trail; our expectations with respect to the production and sales volume at Red Dog; our expectations with respect to shipping at our operations, including future transportation and freight costs; potential raw material constraints on our business; our expectations with respect to the occurrence, timing and length of maintenance shutdowns and equipment replacement; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures, including potential government intervention; the uncertainty surrounding the status of various worldwide tariffs and the impact on the mining industry; expectations with respect to the potential impact of any tariffs, countervailing duties or other trade restrictions, including the impact on trade flows, demand for our products and general economic conditions and our ability to manage our sale arrangements to minimize any impacts or maintain compliance with any exemptions provided; our expectations with respect to geopolitical risk and

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the impact on trade, commodities and the financial market, including the conflict in the Middle East, the closure of the Strait of Hormuz, supply chain disruptions, government interventions and oil and diesel cost increases and supply disruptions; our expectations with respect to the impact of the WTI crude oil prices and Teck's fuel consumption; our expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization and amount of planned growth capital expenditures; expectations regarding advancement of our copper growth portfolio projects, including advancement of studies, permitting, land access, execution planning, detailed engineering and design, risk mitigation, and advanced early works, community and Indigenous engagement, completion of updated cost estimates, tendering processes, and timing for receipt of permits related to QB optimization, QB Asset Expansion, the Red Dog MLE, the HVC MLE, San Nicolás, and Zafranal projects, as applicable; our expectations with respect to the timing of completion and cost of the HVC MLE; the ability of our partners to participate in the funding of the Zafranal project; our expectations and results with respect to the royalties on our operations; expectations with respect to timing and outcome of the regulatory approvals process for our copper growth projects; expectations for copper growth capital expenditures to progress our medium- to long-term projects, including Galore Creek, Schaft Creek, NewRange, and NuevaUnion; our expectations regarding safety at our Teck-controlled operations; expectations regarding our effective tax rate and potential tax payments; expectations regarding after-tax impairments or reversals; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; expectations for our general and administration and research and innovation costs and costs related to the enterprise resource planning system; profit and loss expectations; our expectations with respect to potential results of any litigation, arbitration or regulatory action; copper price market trends and expectations; our expectations with respect to foreign demand for our materials; our ability to continue to declare dividends; mineral grades; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, operating outlook, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various reportable segment sections; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These forward-looking statements are based on the information available at the time those statements are made and are of good faith belief of the officers and directors of Teck as of the time with respect to future events and are subject to a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; the completion of the Merger with Anglo American and integration planning with Anglo American; the potential corporate synergies between Anglo American and Teck; geopolitical climate; acts of foreign or domestic governments and the outcome of legal proceedings; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; the continued operation of QB in accordance with our expectations; our ability to advance the QB Action Plan and TMF development initiatives as expected and the occurrence and length of any potential maintenance downtime; expectations and assumptions with respect to HVC MLE capital cost estimate and expected project economics; the timing and completion of the HVC MLE; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; future WTI crude oil prices; fuel consumption; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine life extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products;

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our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; our expectations with respect to the HPI frequency rate at Teck-controlled operations; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; favourable weather conditions for shipment and operations; the resolution of environmental, regulatory and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings, including indemnification claims; ability for Teck to satisfy all conditions precedent for closing of the Merger; ability for Teck to receive necessary approvals to complete the Merger; costs related to the Merger; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; geopolitical uncertainty and conflict; industry growth uncertainty; supply chain disruptions, including closure of certain trade routes; commodity supply and supply chain volatility; fuel costs; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant,

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equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes or strikes; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; changes in laws and mining regulations; potential changes to CUSMA; changes in Canadian property law and ownership title; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is dependent upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. Production at our QB, Carmen de Andacollo and Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2025 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Jason Sangha, P.Eng., Vice President, Technical & Planning, an officer of Teck and a Qualified Person as defined under National Instrument 43-101.

18	Teck Resources Limited 2026 Third Quarter News Release